Filed by Air France

This communication is filed pursuant to Rule 425 under The Securities Act of 1933, as amended,

and deemed filed pursuant to Rule 14d-2 of the Securities Exchange Act of 1934, as amended.

Subject Company: KLM Royal Dutch Airlines

Commission File Number: 001-04059

Date: April 2, 2004

Legal Information

The combination of KLM and Air France will be implemented through an exchange offer made by Air France to all shareholders of KLM common shares. This document is neither an offer to purchase nor a solicitation of an offer to sell shares of KLM. Any offer in the United States will only be made through a prospectus which is part of a registration statement on Form F-4 filed with the U.S. Securities and Exchange Commission (the “SEC”). KLM shareholders who are U.S. persons or are located in the United States are urged to carefully review the registration statement on Form F-4 and the prospectus included therein, the prospectus, the Schedule TO and other documents relating to the offer that will be filed by Air France with the SEC because these documents contain important information relating to the offer. You are also urged to read the related solicitation/recommendation statement on Schedule 14D-9 that will be filed with the SEC by KLM regarding the offer. You may obtain a free copy of these documents after they are filed with the SEC and other documents filed by Air France and KLM with the SEC at the SEC’s web site at www.sec.gov. Once such documents are filed with the SEC, you will also be able to inspect and copy the registration statement on Form F-4, as well as any documents incorporated by reference therein, the Schedule TO and the Schedule 14D-9 at the public reference room maintained by the SEC at 450 Fifth Street, NW, Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information about the public reference room. These documents may also be obtained free of charge by contacting Air France, Investor Relations, 45, rue de Paris, 95747 Roissy CDG Cedex, France. (tel: +33 1 41 56 88 60), or KLM, Amsterdamsweg 55, 1182 GP Amstelveen, The Netherlands. Attention: Investor Relations (tel: +31 20 64 93099). YOU SHOULD READ THE PROSPECTUS AND THE SCHEDULE 14D-9 CAREFULLY BEFORE MAKING A DECISION CONCERNING THE OFFER.

Forward-Looking Statements

The information herein contains, and the Air France, KLM and their representatives may make, forward-looking statements either orally or in writing, about Air France, KLM and their businesses. These forward-looking statements, which include, but are not limited to, statements concerning the financial condition, results of operations and businesses of Air France and KLM and the benefits expected to result from the contemplated transaction, are based on management’s current expectations and estimates.

These forward-looking statements involve known and unknown risks, uncertainties and other factors, many of which are outside of Air France or KLM’s control and are difficult to predict, that may cause actual results to differ materially from any future results expressed or implied from the forward-looking statements. These statements are not guarantees of future performance and involve risks and uncertainties including, among others: the risk that the conditions relating to the required minimum tender of shares might not be satisfied; failure by Air France and KLM shareholders to approve the planned corporate reorganizations; inability to obtain, or meet the conditions imposed for, regulatory approvals in a timely manner or at all; the risk that the businesses of Air France and KLM will not be integrated successfully and the expected synergies and cost savings will not be achieved; unanticipated expenditures; changing relationships with customers, suppliers and strategic partners; and other economic, business, competitive and/or regulatory factors affecting the businesses of Air France and KLM generally. Air France and KLM caution that the foregoing list of important factors is not exhaustive. Additional information regarding the factors and events that could cause differences between forward-looking statements and actual results in the future is contained in KLM’s Securities and Exchange Commission filings, including KLM’s Annual Report on Form 20-F. Air France and KLM undertake no obligation to update or revise any forward-looking statement, whether as a result of new information, future events or otherwise.

THE FOLLOWING IS A PRESS RELEASE DISSEMINATED BY AIR FRANCE ON April 2, 2004.

LAUNCH OF AIR FRANCE PUBLIC EXCHANGE OFFER

FOR ALL KLM ORDINARY SHARES

Paris, April 2, 2004

Air France announces the launch on April 5, 2004 of its recommended public exchange offer for KLM common shares.

The acceptance period will begin on April 5, 2004 and will end at 5 p.m. New York City time (23:00 Amsterdam time) on May 3, 2004.

Recommended Public Exchange Offer

KLM shareholders tendering KLM common shares will receive:

-11 Air France shares and 10 Air France warrants for every 10 KLM ordinary shares listed on Euronext Amsterdam, or

-11 Air France ADSs (American Depositary Shares) and 10 Air France ADWs (American Depositary Warrants) for every 10 KLM New York Registry Shares listed on the New York Stock Exchange.

Three Air France warrants (or three Air France ADWs) give shareholders the right to acquire or subscribe for two Air France shares (or two Air France ADSs) at an exercise price of 20 euros per share (or ADS). The warrants (and ADWs) have a maturity of 3.5 years and will be exercisable after a period of 18 months following the date of completion of the offer.

Once the offer is completed, the Air France shares and warrants will be listed on Euronext Paris, Euronext Amsterdam and on the New York Stock Exchange in the form of ADSs and ADWs.

Assuming that all the KLM common shares are tendered, Air France’s share capital would evolve as follows (before the exercise of any warrants):

-Former KLM shareholders would hold 19% of the increased Air France share capital.

-The French State’s stake would decrease from 54% to 43.7% of the share capital (44.7% voting rights), which will result in the automatic privatization of Air France.

-Current Air France shareholders would hold 37.3% of the share capital following completion of the offer.

The terms and conditions of the offer are described in the following documents:

-The offer and listing document published in Amsterdam for non-U.S. shareholders holding KLM ordinary shares listed in Amsterdam;

-A prospectus included in the registration statement on Form F-4 to be filed by Air France with the Securities and Exchange Commission.

Air France Financial Division	Tel: +33 (0)1 41 56 88 60 - Fax: +33 (0)1 41 56 68 49
45, rue de Paris	Internet: www.airfrance-finance.com
95747 Roissy Cedex, France

Recommendation from the KLM Supervisory Board

The KLM Management Board and the KLM Supervisory Board have concluded that Air France’s exchange offer is in the best interests of KLM customers, employees and shareholders, and have recommended that KLM shareholders accept the offer and tender their shares. ABN AMRO Bank N.V. and Citigroup N.A. delivered their written opinions to the KLM Management Board and Supervisory Board who stated that, on the basis of and subject to the facts and assumptions referred to in these opinions, the exchange ratio was fair to the KLM shareholders from a financial point of view.

Extraordinary General Meetings of Air France and KLM Shareholders

On April 20, 2004, at 2.30 p.m., Air France will hold an Extraordinary General Meeting of Shareholders in Paris. Air France shareholders will be asked to approve the capital increase representing the new shares and warrants to be provided to KLM shareholders who tender their shares. The increase in capital would lead to the issuance of a maximum of 51,490,669 new shares and 46,809,695 warrants, thus bringing the total number of shares in the Air France capital to a maximum of 271,271, 556 shares, each with a nominal value of 8.50 euros. When and if all the warrants are exercised, 31.2 million new shares would be issued, leading to a capital increase of approximately 624 million euros.

The terms and conditions of the capital increase are described in the prospectus to be published by Air France for the listing of the new shares on Euronext Paris.

The public exchange offer will be presented to KLM shareholders at the General Meeting of KLM to be held on April 19, 2004.

Listing

In the morning of May 4, 2004, Air France will announce the results of the operation and the exact number of shares and warrants to be issued.

The new shares and warrants will be listed on the Premier Marché on Euronext Paris and on Euronext Amsterdam and the ADSs and ADWs will be listed on the New York Stock Exchange as soon as possible after completion of the offer, which gives an indicative date of May 5,2004 as soon as the respective markets open.

The new shares will be immediately fungible with the current shares under ISIN code FR0000031122 and the warrants will be listed under ISIN code FR0010068965 on the Premier Marché of Euronext Paris.

Key dates

April 5, 2004	Launch of the Offer
April 19, 2004	KLM Shareholders Meeting
April 20, 2004	Air France Extraordinary Shareholders Meeting
May 3, 2004	Closing of the Offer
May 4, 2004	Announcement of the results of the Offer
May 5, 2004	Listing of the new shares and warrants on the Paris, Amsterdam and New York stock markets

Air France Financial Division	Tel: +33 (0)1 41 56 88 60 - Fax: +33 (0)1 41 56 68 49
45, rue de Paris	Internet: www.airfrance-finance.com
95747 Roissy Cedex, France

Warning about Forward-Looking Statements

This press release contains, and the Air France, KLM and their representatives may make, forward-looking statements either orally or in writing, about Air France, KLM and their businesses. These forward-looking statements, which include, but are not limited to, statements concerning the financial condition, results of operations and businesses of Air France and KLM and the benefits expected to result from the contemplated transaction, are based on management’s current expectations and estimates.

These forward-looking statements involve known and unknown risks, uncertainties and other factors, many of which are outside of Air France or KLM’s control and are difficult to predict, that may cause actual results to differ materially from any future results expressed or implied from the forward-looking statements. These statements are not guarantees of future performance and involve risks and uncertainties including, among others: the risk that the conditions relating to the required minimum tender of shares might not be satisfied; failure by Air France and KLM shareholders to approve the planned corporate reorganizations; inability to obtain, or meet the conditions imposed for, regulatory approvals in a timely manner or at all; the risk that the businesses of Air France and KLM will not be integrated successfully and the expected synergies and cost savings will not be achieved; unanticipated expenditures; changing relationships with customers, suppliers and strategic partners; and other economic, business, competitive and/or regulatory factors affecting the businesses of Air France and KLM generally. Air France and KLM caution that the foregoing list of important factors is not exhaustive. Additional information regarding the factors and events that could cause differences between forward-looking statements and actual results in the future is contained in KLM’s Securities and Exchange Commission filings, including KLM’s Annual Report on Form 20-F.

Air France and KLM undertake no obligation to update or revise any forward-looking statement, whether as a result of new information, future events or otherwise.

Where to Find Additional Information about the Transaction

The combination of KLM and Air France will be implemented through an exchange offer made by Air France to all shareholders of KLM common shares. This press release is neither an offer to purchase nor a solicitation of an offer to sell shares of KLM. Any offer in the United States will only be made through a prospectus, which is part of a registration statement on Form F-4 filed with the U.S. Securities and Exchange Commission (the “SEC”). KLM shareholders who are U.S. persons or are located in the United States are urged to carefully review the registration statement on Form F-4 and the prospectus included therein, the prospectus, the Schedule TO and other documents relating to the offer that will be filed by Air France with the SEC because these documents contain important information relating to the offer. You are also urged to read the related solicitation/recommendation statement on Schedule 14D-9 that will be filed with the SEC by KLM regarding the offer. You may obtain a free copy of these documents after they are filed with the SEC and other documents filed by Air France and KLM with the SEC at the SEC’s web site at www.sec.gov. Once such documents are filed with the SEC, you will also be able to inspect and copy the registration statement on Form F-4, as well as any documents incorporated by reference therein, the Schedule TO and the Schedule 14D-9 at the public reference room maintained by the SEC at 450 Fifth Street, NW, Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information about the public reference room. These documents may also be obtained free of charge by contacting Air France, Investor Relations, 45, rue de Paris, 95747 Roissy CDG Cedex, France. (tel: +33 1 41 56 88 60), or KLM, Amsterdamsweg 55, 1182 GP Amstelveen, The Netherlands. Attention: Investor Relations (tel: +31 20 64 93099).

YOU SHOULD READ THE PROSPECTUS AND THE SCHEDULE 14D-9 CAREFULLY BEFORE MAKING A DECISION CONCERNING THE OFFER.

Air France Financial Division	Tel: +33 (0)1 41 56 88 60 - Fax: +33 (0)1 41 56 68 49
45, rue de Paris	Internet: www.airfrance-finance.com
95747 Roissy Cedex, France

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